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[redacted]

09045094

6 January 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Order of Court.
2. Notice of Scheme Meeting.
3. Important Dates and Times in respect of the Scheme of Arrangement.
4. Order of Court will not be published in press.

PROCESSED
JAN 16 2009
THOMSON REUTERS

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

dew 1/13

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO
ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY
("Aflease")

IN THE HIGH COURT OF SOUTH AFRICA
(TRANSVAAL PROVINCIAL DIVISION)

Wednesday, 17 December 2008 CASE NO: 55875/2008

Before the Honourable Acting Justice Potterill

In the ex parte application of:
AFLEASE GOLD LIMITED
(incorporated in the Republic of South Africa)
(Registration No. 1984/006179/06) Applicant

ORDER OF COURT

Upon the motion of counsel for the Applicant and having read the papers filed of record:

IT IS ORDERED THAT:

1. A meeting ("scheme meeting") in terms of section 311(1) of the Companies Act, 1973 ("Companies Act") of the ordinary shareholders of the Applicant registered as such at 17:00 on Friday, 16 January 2009 (or if the scheme meeting is adjourned, registered as such at 17:00 on the business day, i.e. any day other than a Saturday, Sunday or official public holiday in South Africa, which is two business days before the date of such adjourned meeting), but excluding BMA Gold Limited ("BMA") and any of its subsidiary companies, any subsidiary company (within the meaning of section 1 of the Companies Act) of the Applicant and the trustees for the time-being of the Aflease Gold Limited Share Incentive Scheme Trust ("disqualified shareholders"), which ordinary shareholders of the Applicant (with the exclusion of the disqualified shareholders) are herein collectively referred to as the "scheme members":

1.1 be convened under the chairmanship of the Chairperson referred to in paragraph 2 of this Order of Court ("Order"); and

1.2 be held at 09:00 on Wednesday, 21 January 2009 (or on any adjourned date determined by the Chairperson) at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg, for the purpose of considering and, if deemed fit, approving with or without modification, a scheme of arrangement in terms of section 311 of the Companies Act ("scheme") proposed by BMA between the Applicant and the scheme members, substantially in the form of the draft scheme attached as annexure "C.3" to the

application in respect of which this Order is given ("Application"), provided that the scheme meeting shall not be entitled to agree to any modification of the scheme which will have the effect of diminishing the rights to accrue in terms thereof to Applicant's ordinary shareholders who will, on the implementation of the scheme, become entitled to the benefits thereof.

2. Jonathan Schlosberg or failing him any other director of the attorneys' firm Bowman Gilfillan Inc., nominated for that purpose by Applicant's attorneys of record, be and is hereby appointed as chairperson of the scheme meeting ("Chairperson").

3. The Chairperson is authorised to:
3.1 procure the publication of the notice of scheme meeting by the Applicant, in the manner described in paragraph 0;
3.2 procure dispatch to the scheme members of the scheme documents substantially in the form of annexure "C" (including annexures "C.1" to "C.10") to the Application ("scheme documents") and the pre-listing statement of BMA ("pre-listing statement") in respect of its proposed inward dual primary listing on the JSE Limited, Johannesburg ("JSE");
3.3 convene the scheme meeting;
3.4 adjourn the scheme meeting from time to time, if the Chairperson considers it necessary or desirable to do so;
3.5 appoint one or more scrutineers for the purpose of the scheme meeting or any other adjournment thereof;
3.6 determine:
3.6.1 the validity and acceptability of forms of proxy submitted for use at the scheme meeting and/or any adjournment thereof; and
3.6.2 the procedure to be followed at the scheme meeting and/or any adjournment thereof;
3.7 accept the forms of proxy handed to him by no later than 10 (ten) minutes before the scheme meeting is due to commence or recommence after any adjournment.

4. The Applicant shall cause a notice convening the scheme meeting (substantially in the form of annexure "C.1" attached to the Application) to be published once in each of the Government Gazette, Business Day, Beeld, Sunday Times and Rapport in South Africa, at least 14 (fourteen) calendar days before the date of the scheme meeting. The said notice shall state:
4.1 the time, date and venue of the scheme meeting;
4.2 that the scheme meeting has been convened in terms of this Order to consider and, if deemed fit, approve, with or without modification, the scheme;
4.3 that a copy of this Order, the scheme documents and the pre-listing statement and the pre-listing statement may be

inspected free of charge during normal business hours at any time prior to the scheme meeting at the registered office of the Applicant at First Floor, 45 Empire Road, Parktown, Johannesburg;

4.4 that a copy of this Order, the scheme documents and the pre-listing statement may be obtained free of charge on request during normal business hours at any time prior to the scheme meeting at the address given in paragraph 0 above; and

4.5 the basic characteristics of the scheme.

5. Copies of:

5.1 the scheme documents;

5.2 the pre-listing statement; and

5.3 this Order, shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the scheme meeting to:

5.4 each ordinary shareholder of the Applicant whose name appears:

5.4.1 on the Applicant's register of shareholders and whose name and address is identified by the transfer secretaries of the Applicant ("Transfer Secretaries") as that of an ordinary shareholder of the Applicant; or

5.4.2 on the Applicant's sub-registers, as administered by a Central Securities Depository Participant ("CSDP") and whose name and address on such sub-register is identified as that of an ordinary shareholder of the Applicant to the Transfer Secretaries by Strate Limited ("Strate") after enquiry by the Transfer Secretaries (in terms of the statutory rules and regulations governing dematerialised shares); and

5.5 each person whose name and address is identified to the Transfer Secretaries by Strate after enquiry by the Transfer Secretaries (in terms of the statutory rules and regulations governing dematerialised shares) as being a person who is beneficially entitled to ordinary shares in the Applicant ("beneficial shareholder") and to whom the relevant CSDPs and JSE broking members (equities) of the JSE whose nominee companies hold dematerialised shares on behalf of beneficial shareholders are obliged by statute, regulation, agreement or otherwise to procure such posting,

to the address of that ordinary shareholder or beneficial shareholder appearing in the register and/or relevant sub-register (as the case may be) or as so identified to the Transfer Secretaries by Strate.

6. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant's ordinary shares and their respective addresses referred to in paragraph 0 shall take place at 17:00 on the day which is the fifth business day before the date of posting.

7. A copy of the documents referred to in paragraph 0 above shall lie for inspection at the registered office of the Applicant at First Floor, 45 Empire Road, Parktown, Johannesburg during normal business hours for at least 14 (fourteen) calendar days prior to the date of the scheme meeting.

8. The Chairperson shall report the results of the scheme meeting to the Court by affidavit on Tuesday, 3 February 2009 at 10:00 or so soon thereafter as Counsel may be heard or at such later time and date as may be necessitated by any adjournment of the scheme meeting.

9. The report required by the Court from the Chairperson shall give details of:

9.1 the number of the scheme members present in person (including those represented) at the scheme meeting and any adjournment thereof and the number of ordinary shares held by them;

9.2 the number of the scheme members represented by proxy at the scheme meeting and any adjournment thereof and the number of ordinary shares held by them, together with information as to the number represented by the Chairperson in terms of proxies;

9.3 the number of ordinary shares held by all scheme members;

9.4 any proxies which have been disallowed;

9.5 all rulings made and directions given by the Chairperson at the scheme meeting and any adjournment thereof;

9.6 the relevant portions of documents and reports submitted or tabled at the scheme meeting and any adjournment thereof which bear on the merits or demerits of the scheme, including copies thereof;

9.7 the main points of any other proposals which were submitted to the scheme meeting and any adjournment thereof; and

9.8 the number of votes cast in favour of and against the scheme and any abstentions, indicating how many votes were cast by the Chairperson in terms of proxies.

10. The Applicant shall arrange to make available at the place mentioned in paragraph 0 (and the notice of the scheme meeting which is published and/or sent to the addressees referred to in paragraph 0 above shall include a statement that it will be so available) a copy of the Chairperson's report to the Court, free of charge, to any scheme member on request during normal business hours, for at least 7 (seven) calendar days before the

date, or any extension of such date, fixed by the Court in paragraph 0 above for the Chairperson to report back to it.

11. Each scheme member who holds certificated ordinary shares in the Applicant or dematerialised ordinary shares in the Applicant through a CSDP or broker with "own-name" registration and who wishes to vote by proxy at the scheme meeting, should complete and sign the form of proxy forming part of the scheme documents in accordance with the instructions contained therein and post such form of proxy to, or lodge it with, the Transfer Secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), so as to be received by no later than 09:00 on Monday, 19 January 2009. Alternatively, the form of proxy may be handed to the Chairperson of the scheme meeting by no later than 10 (ten) minutes before the time for which the scheme meeting or any adjournment thereof has been convened.

12. Each scheme member who holds dematerialised shares in the Applicant through a CSDP or broker and who does not have "own-name" registration ("dematerialised scheme member") must give his/her voting instructions to his/her CSDP or broker by the time and in the manner prescribed in the custody agreement concluded between the relevant scheme member and his/her CSDP or broker. If a dematerialised scheme member wishes to attend and vote at the scheme meeting in person or be represented thereat by proxy he/she should timeously inform his/her CSDP or broker of his/her intention to attend and vote in person at the scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him/her with the necessary letter of representation to do so.

By Order of the Court

Registrar
DENEYS REITZ
Attorneys for Applicant
82 Maude Street
Sandton, 2196
Johannesburg
Tel: 011 685 8500
Docex 215, Johannesburg
Ref: M T Steyn/AFO 609

c/o Adams & Adams
Adams & Adams Place
1140 Prospect Street
Hatfield, 0028

Pretoria
Tel: 012 481 1500
Docex 81, Pretoria
Ref: A Visser

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO
ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY
("Aflease")

NOTICE OF SCHEME MEETING

IN THE HIGH COURT OF SOUTH AFRICA
(TRANSVAAL PROVINCIAL DIVISION) Case No: 55875/2008

Before the Honourable Acting Justice Potterill

In the ex parte application of:
AFLEASE GOLD LIMITED Applicant
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)

NOTICE IS HEREBY GIVEN THAT, in terms of an Order of Court dated Wednesday, 17 December 2008, the High Court of South Africa (Transvaal Provincial Division) ("the Court") has ordered, in accordance with the provisions of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("Companies Act") that a meeting ("scheme meeting") of the ordinary shareholders of the Applicant registered as such at 17:00 on Friday, 16 January 2009 or, if the scheme meeting is adjourned, at 17:00 on the business day (i.e. any day other than a Saturday, Sunday or official public holiday in South Africa) that is 2 (two) business days before the date of such adjourned meeting ("scheme members"), be held under the chairpersonship of Mr Jonathan Schlosberg, or failing him any other director of the attorneys firm Bowman Gilfillan Inc. nominated for that purpose by Applicant's attorneys of record ("Chairperson"), at 09:00, on Wednesday, 21 January 2009 (or any adjourned date as determined by the Chairperson) at The Place, 1 Sandton Drive, South Wing, Sandown, Johannesburg for the purpose of considering and, if deemed fit, of approving, with or without modification, the scheme of arrangement ("scheme") proposed by BMA Gold Limited ("BMA") between the Applicant and the ordinary shareholders of the Applicant ("scheme participants") registered as such on the record date to receive the consideration in terms of the scheme ("consideration record date"); provided that the scheme meeting shall not be entitled to agree to any modifications of the scheme which will have the effect of diminishing the rights that are to accrue in terms thereof to scheme participants.

The implementation of the scheme is subject to the fulfilment of the conditions stated therein including, but not limited to, the sanction of the Court.

The basic object and effect of the scheme of arrangement is that, upon implementation, BMA will acquire all the issued ordinary shares of the Applicant. In exchange, the scheme participants will receive 1 ordinary share of BMA, after the anticipated consolidation of BMA ordinary shares, for every 1 Aflease ordinary share held by such scheme participants on the consideration record date for the scheme.

Copies of this notice, the scheme (yellow), the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act (blue), the form of proxy (green) to be used at the scheme meeting, the Order of Court authorising the convening of the scheme meeting and a form of surrender and transfer (white) will be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the scheme meeting to: (a) each ordinary shareholder whose name appears on the Applicant's register and sub-registers, to that ordinary shareholder's address appearing in the register and relevant sub-register (as the case may be) and (b) each person who is beneficially entitled to ordinary shares in the Applicant, to that person's address identified by the Applicant's transfer secretaries. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant's ordinary shares and their respective addresses shall be performed by the Applicant's transfer secretaries and shall take place as at 17:00 on the day not more than 5 (five) business days before the date of posting. In addition, copies may on request by the ordinary shareholders of the Applicant during normal business hours be inspected or obtained free of charge, at any time prior to the scheme meeting or any adjournment thereof, at the registered office of the Applicant, at First Floor, 45 Empire Road, Parktown, Johannesburg.

Each scheme member who holds certificated ordinary shares in the Applicant ("certificated scheme member") or who holds dematerialised ordinary shares in the Applicant through a Central Securities Depository Participant ("CSDP") or broker with "own-name" registration ("dematerialised own name scheme member") may attend, speak and vote in person at the scheme meeting or any adjournment thereof, or may appoint any other person or

persons (who need not be shareholders of the Applicant) as a proxy or proxies to attend, speak and vote, or abstain from voting at the scheme meeting or any adjournment thereof in the place of such certificated scheme member or dematerialised own name scheme member.

Each form of proxy should be completed and signed in accordance with the instructions contained therein and lodged with or posted to the Applicant's transfer secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), so as to be received by no later than 09:00 on Monday, 19 January 2009 or on the business day immediately preceding any adjournment thereof. Alternatively, the form of proxy may be handed to the Chairperson no later than 10 (ten) minutes before the time for which the scheme meeting has been convened.

Each scheme member who holds dematerialised shares in the Applicant through a CSDP or broker, other than a dematerialised own name scheme member ("dematerialised scheme member"), must give his/her voting instructions to his/her CSDP or broker by the time and in the manner prescribed in the custody agreement concluded between the relevant scheme member and his/her CSDP or broker. If a dematerialised scheme member wishes to attend and vote at the scheme meeting in person or be represented thereat by proxy he/she should timeously inform his/her CSDP or broker of his/her intention to attend and vote in person at the scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him/her with the necessary letter of representation to do so.

Where there are joint holders of the Applicant's ordinary shares, any one of such persons may vote at the scheme meeting in respect of those ordinary shares as if such joint holder was solely entitled thereto, but if more than 1 (one) of the joint holders is present or represented at the scheme meeting, then the joint holder whose name appears first in the Applicant's register of members in respect of such ordinary shares (or his/her proxy) will be entitled to vote in respect of those shares at the scheme meeting. If more than 1 (one) proxy is appointed on a single proxy, then only one of these proxies (in order of appointment) will be entitled to exercise that proxy.

In terms of the Order of Court, the Chairperson must report the result of the scheme meeting to the Court on Tuesday, 3 February 2009 at 10:00 or so soon thereafter

as counsel may be heard or at such later time and date as may be necessitated by any adjournment of the scheme meeting. A copy of the Chairperson's report to the Court will be available, free of charge, to any scheme member on request, at the registered office of the Applicant during normal business hours for at least 7 (seven) calendar days prior to Tuesday, 3 February 2009 or, any extension of such date.

Jonathan Schlosberg
Chairperson of the scheme meeting

care of:
DENEYS REITZ
Applicant's Attorneys
8th Floor, Southern Life Centre
8 Riebeek Street
Cape Town, 8001
and
82 Maude Street
Sandton, 2146
Johannesburg
Ref: M T Steyn
Tel: 021 405 1200

Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO
ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY
("Aflease")

IMPORTANT DATES AND TIMES IN RESPECT OF THE SCHEME OF ARRANGEMENT

1. INTRODUCTION

Shareholders are referred to the announcements dated 20 November 2008 and 26 November 2008 in which shareholders were advised that Aflease Gold Limited ("Aflease"), which is listed on the JSE Limited, and BMA Gold Limited ("BMA"), which is listed on the Australian Securities Exchange, have entered into an agreement regarding a conditional transaction which provides for the dual primary inward listing of BMA on the JSE and the subsequent acquisition by BMA of all the issued ordinary shares of Aflease, to be implemented in South Africa through a scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act, 1973 between Aflease and its ordinary shareholders.

2. SCHEME MEETING

Shareholders are advised that in terms of an Order of Court dated Wednesday, 17 December 2008, the High Court of South Africa has granted Aflease leave to convene a meeting to consider the scheme ("scheme meeting"), to be held at 09:00 on Wednesday, 21 January 2009 (or any adjourned date determined by the Chairperson) at The Place, 1 Sandton Drive, South Wing, Sandton, Johannesburg.

3. IMPORTANT DATES AND TIMES

	2008
Court hearing to convene scheme meeting (at 10:00 or so soon thereafter as counsel may be heard)	Wednesday, 17 December
Notice of scheme meeting and Order of Court released on SENS	Friday, 19 December
	2009
Notice of Scheme meeting published in	Friday, 2

the Government Gazette	January
Notice of scheme meeting and Order of Court published in the press (Sunday Times and Rapport)	Sunday, 4 January
Notice of scheme meeting and Order of Court published in the press (Business Day and Beeld)	Monday, 5 January
Last day to trade Aflease ordinary shares on the JSE in order to be recorded in the register on the voting date (see note 2 below)	Friday, 9 January
Voting record date, being the date on which Aflease ordinary shareholders must be in the register in order to be eligible to vote at the scheme meeting	Friday, 16 January
Last day to lodge form of proxy for the scheme meeting (by 09:00) (see notes 3 and 4 below)	Monday, 19 January
Scheme meeting held (at 09:00)	Wednesday, 21 January
Results of scheme meeting to be released on SENS	Wednesday, 21 January
Results of scheme meeting to be published in the press	Thursday, 22 January
The report of the Chairperson to be available for inspection	Thursday, 22 January
Court hearing to sanction the scheme (at 10:00 or so soon thereafter as counsel may be heard)	Tuesday, 3 February
Outcome of Court hearing to be released on SENS	Tuesday, 3 February
Outcome of Court hearing to be published in the press	Wednesday, 4 February
Order of Court sanctioning the scheme registered by the Registrar of Companies	Thursday, 5 February

The dates below are subject to the fulfilment of the conditions as set out in paragraph 7 of the scheme. To the extent that the conditions are not fulfilled by Thursday, 5 February 2009, the dates set out below will be delayed accordingly and any such changes will be released on SENS and published in the press.

Finalisation date announcement once all conditions have been fulfilled and/or waived to be released on SENS	Friday, 6 February
Finalisation date announcement once all conditions have been fulfilled and/or waived to be published in the press	Monday, 9 February
Last day to trade ordinary shares on the	Friday, 13

JSE in order to be recorded in the register on the consideration record date	February
Suspension of Aflease's listing on the JSE from the commencement of trading on the JSE	Monday, 16 February
BMA ordinary shares will be listed and trading will commence on the JSE at the commencement of trading on the JSE under JSE code "GDO"	Monday, 16 February
Consideration record date, being the date on which Aflease ordinary shareholders must be recorded in the register in order to be eligible to receive the scheme consideration	Friday, 20 February
Operative date of the scheme, from the commencement of trading on the JSE	Monday, 23 February
Termination of Aflease's listing on the JSE, from the commencement of trading	Monday, 23 February

If forms of surrender and transfer and the document(s) of title are received by the transfer secretaries on or prior to 12:00 on the consideration record date of the scheme, the share certificates in respect of the scheme consideration will be posted to certificated scheme participants on the operative date. Failing such receipt, the share certificates in respect of the scheme consideration will be posted to certificated scheme participants within five business days of receipt of the form of surrender and transfer and the relevant document(s) of title by the transfer secretaries.

Dematerialised scheme participants will have their accounts held at their CSDP or broker credited and updated with the scheme consideration on the operative date.

In the event of the conditions set out in paragraph 7 of the scheme not being fulfilled by Tuesday, 30 June 2009, or such later date as BMA and Aflease agree to, the scheme will fail to become operative and will be of no force and effect.

Notes:
1. The abovementioned times are South African times and are subject to change. Any change to the above dates and times will be agreed upon by BMA and Aflease and advised to Aflease ordinary shareholders by release on SENS and publication in the press.
2. Aflease ordinary shareholders should note that, as Aflease ordinary shares are settled in the Strate

environment, settlement for trade takes place five business days after the trade date. Therefore shareholders who acquire Aflease ordinary shares after Friday, 9 January 2009, will not be eligible to vote at the scheme meeting, although they will be entitled to participate in the scheme provided they are recorded in the register on the consideration record date.
3. If the scheme meeting is adjourned or postponed, forms of proxy for the scheme meeting must be received by the transfer secretaries by no later than the business day prior to the adjourned or postponed meeting.
4. If the forms of proxy are not received by the transfer secretaries by the time and date shown above, they may be handed to the Chairperson of the scheme meeting by no later than 10 minutes before the commencement of the scheme meeting.
5. If you wish to rematerialise or dematerialise your ordinary shares, please contact your CSDP or broker. However, no rematerialisation or dematerialisation will take place after Friday, 13 February 2009. Only dematerialised ordinary shares may be traded on the JSE.

3. CIRCULAR

A circular providing further information in respect of the scheme, and containing, inter alia, a notice of scheme meeting, an explanatory statement, the scheme of arrangement, an Order of Court, a form of proxy and a form of surrender and transfer, will be issued on 19 December 2008 and posted to shareholders soon thereafter.

Parktown, Johannesburg
19 December 2009

MACQUARIE FIRST SOUTH ADVISERS (PTY) LIMITED
Corporate advisor and sponsor in South Africa

AFO - Aflease Gold Limited - Order of court will n **5 Jan 2009**

AFO
AFO
AFO - Aflease Gold Limited - Order of court will not be published in the press
Aflease Gold Limited
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
JSE Share code: AFO
ISIN: ZAE000075867
International Prime QX (OTCQX): AFSGY
("Aflease")
ORDER OF COURT WILL NOT BE PUBLISHED IN THE PRESS
Shareholders are referred to the announcement released on SENS on 19 December 2008 regarding the important dates and times in respect of the scheme of arrangement in accordance with the provisions of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, proposed by BMA Gold Limited between Aflease and its ordinary shareholders ("scheme"). As the order of court need not be published in any newspaper and the court order in terms of the Aflease scheme does not provide for the publication of the court order, shareholders are advised that the order of court was released on SENS on 19 December 2008 and will not be published in the press.
Parktown, Johannesburg
5 January 2009
Corporate adviser and sponsor
MACQUARIE FIRST SOUTH ADVISERS (PTY) LIMITED
Date: 05/01/2009 07:56:24 Produced by the JSE SENS Department.

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